NEWS RELEASE

CONTACT:
Donn Dunker
(812) 981-7356

FOR IMMEDIATE RELEASE

Community Bank Shares of Indiana, Inc. announces the appointment of James D. Rickard as President and CEO

     NEW ALBANY, Ind. (Aug. 17, 2000) - James D. Rickard has joined Community Bank Shares of Indiana, Inc. as President and CEO, the company announced today.
     Rickard brings 26 years of banking experience to his new position. He was most recently President and CEO of Union Planters Bank in Corbin, Ky.
     "Jim is an excellent choice to lead our organization as we continue to grow," said Tom Young, Chairman of the Board for Community Bank Shares of Indiana, Inc. "His energy, leadership skills and banking expertise will generate considerable value for our customers, shareholders and the community at large."
     "Community Bank Shares of Indiana is a wonderful opportunity for me, and I'm very happy to be part of this organization," Rickard added. "I look forward to sharing my experience with a company that's committed to the value of customer service and strong growth. I believe my experience in leading community banks during times of growth and change is an excellent prerequisite for this position."
                                     (More)
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Community Bank Shares of Indiana, Inc. - Page Two
     Rickard, 46, served as CEO of the former Southeast Bancorp Inc., and was President and CEO of the company's flagship bank, First National Bank of Corbin, Ky. He continued his role as President and CEO of the lead bank upon the acquisition of Southeast Bancorp by Union Planters Corporation. Prior to joining Southeast Bancorp, he served as President of two community banks in Kentucky and held senior management positions with other banks in Kentucky as well as Texas.
     Rickard earned a bachelor's degree in business administration from the University of Kentucky and completed the Graduate Banking School of the South at Louisiana State University.
     Active in the community, Rickard's board memberships include Union College of Barbourville, Ky. and Baptist Healthcare Systems of Louisville, Ky. He is also a past President of the Corbin Chamber of Commerce and was a board member of the Tri-County Industrial Commission and Baptist Regional Medical Center and Hospital in Corbin, where he served as Chairman of the Board. He is a member of the 1992 class of Leadership Kentucky. Rickard and his wife, Yvonne, live in Floyds Knobs, Ind. and have four children.
     He succeeds Michael L. Douglas, who will serve as Executive Vice President and Chief Operating Officer for Community Bank Shares of Indiana, Inc. and President and Chief Executive Officer for Community Bank until Douglas' retirement in early 2001.
     Headquartered in New Albany Ind., Community Bank Shares of Indiana, Inc. (NASDAQ: CBIN) is a bank holding company with consolidated assets of $408 million as of June 30, 2000. The company owns three full-service bank subsidiaries, including Community Bank and Heritage Bank in Southern Indiana and Community Bank of Kentucky in Bardstown, Ky.